SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

enGene Holdings Inc.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

29286M105
(CUSIP Number)

Vasco Larcina
c/o Lumira Capital Investment Management
141 Adelaide Street West, Suite 770
Toronto, Ontario, M5H 3L5, Canada
(416) 213-4251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29286M105	Page 2 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,456,735 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,456,735 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,456,735 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,341,790 Common Shares (as defined herein) and (b) 114,945 Warrants (as defined herein), with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person (as defined herein) in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement (as defined herein), and (iii) 114,945 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 3 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures III (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
48,472 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
48,472 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
48,472 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 44,647 Common Shares and (b) 3,825 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 3,825 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 4 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,031,952 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,031,952 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,031,952 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 993,651 Common Shares and (b) 38,301 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 38,301 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 5 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures IV (International), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
248,058 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
248,058 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
248,058 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 238,851 Common Shares and (b) 9,207 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 9,207 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 6 of 27 Pages
1	NAMES OF REPORTING PERSONS
Merck Lumira Biosciences Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,222,989 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,222,989 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,222,989 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,077,386 Common Shares and (b) 145,603 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 145,603 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 7 of 27 Pages
1	NAMES OF REPORTING PERSONS
Merck Lumira Biosciences Fund (Québec), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
173,647 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
173,647 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,647 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 152,974 Common Shares and (b) 20,673 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 20,673 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 8 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira Ventures III GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,505,207 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,505,207 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,505,207 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,386,437 Common Shares and (b) 118,770 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 118,770 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 9 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira III GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,505,207 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,505,207 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,505,207 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,386,437 Common Shares and (b) 118,770 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 118,770 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 10 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira III GP Holdings Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,505,207 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,505,207 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,505,207 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,386,437 Common Shares and (b) 118,770 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 118,770 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 11 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira IV GP 2020 Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,280,010 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,280,010 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,280,010 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.0% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,232,502 Common Shares and (b) 47,508 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 47,508 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 12 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira Capital GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,396,636 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,396,636 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,396,636 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (a) 1,230,360 Common Shares and (b) 166,276 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 166,276 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 13 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira GP Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,396,636 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,396,636 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,396,636 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,230,360 Common Shares and (b) 166,276 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 166,276 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 14 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira GP Holdings Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,396,636 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,396,636 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,396,636 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 1,230,360 Common Shares and (b) 166,276 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 166,276 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 15 of 27 Pages
1	NAMES OF REPORTING PERSONS
Lumira Capital Investment Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,181,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,181,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes (a) 3,849,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 16 of 27 Pages
1	NAMES OF REPORTING PERSONS
Peter van der Velden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,181,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,181,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,849,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 17 of 27 Pages
1	NAMES OF REPORTING PERSONS
Benjamin Rovinski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,181,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,181,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,849,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 18 of 27 Pages
1	NAMES OF REPORTING PERSONS
Daniel Hetu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,181,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,181,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,849,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 19 of 27 Pages
1	NAMES OF REPORTING PERSONS
Gerald Brunk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,181,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,181,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,849,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 20 of 27 Pages
1	NAMES OF REPORTING PERSONS
Vasco Larcina

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,181,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,181,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,849,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 21 of 27 Pages
1	NAMES OF REPORTING PERSONS
Jacki Jenuth

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,181,853 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,181,853 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,181,853 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (2)(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes (a) 3,849,299 Common Shares and (b) 332,554 Warrants, with each Warrant exercisable for one Common Share at an exercise price of $11.50 per Common Share, subject to adjustment.

(2) Represents the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person in Row 11 by (b) the sum of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) 332,554 Common Shares issuable upon the exercise of the Warrants held by the Reporting Person.

(3) The number of Warrants beneficially owned by the Reporting Person is treated as converted into Common Shares only for the purpose of computing the percentage ownership of the Reporting Person for the purpose of this Schedule 13D pursuant to Rule 13d-3 of the Exchange Act. Such percentage ownership does not give effect to the aggregate voting power of the Warrants, as the Warrants are treated as converted into Common Shares for the purpose of this Schedule 13D.

CUSIP No. 29286M105	Page 22 of 27 Pages
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D jointly filed by each of (i) Lumira Ventures III, L.P., formed in Canada (“Lumira III”), (ii) Lumira Ventures III (International), L.P., formed in Canada (“Lumira III Int’l”), (iii) Lumira Ventures IV, L.P., formed in Canada (“Lumira IV”), (iv) Lumira Ventures IV (International), L.P., formed in Canada (“Lumira IV Int’l”), (v) Merck Lumira Biosciences Fund, L.P., formed in Canada (“Merck-Lumira”), (vi) Merck Lumira Biosciences Fund (Québec), L.P., formed in Canada (“Merck-Lumira B” and, together with Lumira III, Lumira III Int’l, Lumira IV, Lumira IV Int’l, and Merck-Lumira, the “Lumira Entities”), (vii) Lumira Ventures III GP, L.P., formed in Canada, (viii) Lumira III GP Inc., formed in Canada, (ix) Lumira III GP Holdings Co., formed in Canada, (x) Lumira IV GP 2020 Inc., formed in Canada, (xi) Lumira Capital GP, L.P., formed in Canada, (xii) Lumira GP Inc., formed in Canada, (xiii) Lumira GP Holdings Co., formed in Canada, (xiv) Lumira Capital Investment Management Inc., formed in Canada (“Lumira Mgmt”), (xv) Peter van der Velden, an individual and a Canadian citizen, (xvi) Benjamin Rovinski, an individual and a Canadian citizen, (xvii) Daniel Hetu, an individual and a Canadian citizen, (xviii) Gerald Brunk, an individual and a United States citizen, (xix) Vasco Larcina, an individual and a Canadian citizen, and (xx) Jacki Jenuth, an individual and a Canadian citizen (collectively, the “Reporting Persons”) on November 8, 2023 (together with this Amendment No. 1, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of enGene Holdings Inc., a British Columbia corporation (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 1 is to report an increase in the Reporting Persons’ beneficial ownership of Common Shares as a result of the purchase of Common Shares in the Private Placement that closed on February 20, 2024, as described in this Amendment No. 1.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated as follows:

This Schedule 13D relates to the Common Shares of the Issuer, which has its principal executive offices at 4868 Rue Levy, Suite 220, Saint-Laurent, QC, Canada H4R 2P1.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by the Reporting Persons. Lumira III and Lumira III Int’l are controlled by their general partner, Lumira Ventures III GP, L.P., and managed by Lumira Mgmt. Lumira Ventures III GP, L.P. is controlled by its general partners, Lumira III GP Inc. and Lumira III GP Holdings Co. Lumira IV and Lumira IV Int’l are controlled by their general partner, Lumira IV GP 2020 Inc., and managed by Lumira Mgmt. Merck-Lumira and Merck-Lumira B are controlled by their general partner, Lumira Capital GP, L.P., and managed by Lumira Mgmt. Lumira Capital GP, L.P. is controlled by its general partners, Lumira GP Inc. and Lumira GP Holdings Co.

Each of Mr. van der Velden, Mr. Rovinski, Mr. Hetu, Mr. Brunk, Mr. Larcina and Ms. Jenuth are executive officers of Lumira Mgmt, and Mr. van der Velden, Mr. Rovinski, Mr. Hetu and Mr. Brunk are each directors of Lumira Mgmt. The foregoing individuals collectively make investment decisions with respect to the securities held by each of the Lumira Entities. The principal address of each of the Reporting Persons except Mr. Brunk is 141 Adelaide Street West, Suite 770, Toronto, Canada M5H 3L5. The principal address of Mr. Brunk is 303 Wyman Street, Suite 300, Waltham, MA 02451.

The Reporting Persons are venture capital investors that provide capital to early, clinical and revenue stage companies that are both privately held and publicly traded in the biotechnology, medical technologies, digital health and consumer healthcare sectors. Mr. Brunk also serves on the Issuer’s board of directors.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On February 13, 2024, the Issuer entered into subscription agreements (collectively, the “Subscription Agreements”) with the investors named therein (the “Investors”), including Lumira IV and Lumira IV Int’l, for the private placement of 20,000,000 Common Shares at a purchase price of $10.00 per Common Share (the “Private Placement”). The Subscription Agreements contain customary representations, warranties and agreements by the Issuer, indemnification obligations of the Issuer and the Investors, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties. The Private Placement closed on February 20, 2024.

Lumira IV purchased 644,965 Common Shares in the Private Placement, at a purchase price of $10.00 per Common Share, for an aggregate purchase price of $6,449,650, using its working capital. Lumira IV Int’l purchased 155,035 Common Shares in the Private Placement at a purchase price of $10.00 per Common Share, for an aggregate purchase price of $1,550,350, using its working capital.

The foregoing description of the Subscription Agreements is subject to and qualified in its entirety by reference to the full text of the Subscription Agreements, a form of which is filed as an exhibit to this Amendment No. 1 and is incorporated by reference herein.

CUSIP No. 29286M105	Page 23 of 27 Pages
Item 4.	Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares, Warrants or other securities of the Issuer; selling Common Shares, Warrants or other securities of the Issuer; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Also, consistent with their investment intent and in connection with Mr. Brunk’s service on the Issuer’s board of directors, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, officers of the Issuer, other members of the board of directors of the Issuer, advisors, and/or other persons regarding the Issuer, including but not limited to its operations, governance and control.  The Reporting Persons have no right to nominate or otherwise maintain a director on the Issuer’s board of directors.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:
Lumira III	1,456,735 Common Shares
Lumira III Int’l	48,472 Common Shares
Lumira IV	1,031,952 Common Shares
Lumira IV Int’l	248,058 Common Shares
Merck-Lumira	1,222,989 Common Shares
Merck-Lumira B	173,647 Common Shares
Lumira Ventures III GP, L.P.	1,505,207 Common Shares
Lumira III GP Inc.	1,505,207 Common Shares
Lumira III GP Holdings Co.	1,505,207 Common Shares
Lumira IV GP 2020 Inc.	1,280,010 Common Shares
Lumira Capital GP, L.P.	1,396,636 Common Shares
Lumira GP Inc.	1,396,636 Common Shares
Lumira GP Holdings Co.	1,396,636 Common Shares
Lumira Mgmt	4,181,853 Common Shares
Peter van der Velden	4,181,853 Common Shares
Benjamin Rovinski	4,181,853 Common Shares
Daniel Hetu	4,181,853 Common Shares
Gerald Brunk	4,181,853 Common Shares
Vasco Larcina	4,181,853 Common Shares
Jacki Jenuth	4,181,853 Common Shares

CUSIP No. 29286M105	Page 24 of 27 Pages
Percent of class:
Lumira III	3.4%
Lumira III Int’l	0.1%
Lumira IV	2.4%
Lumira IV Int’l	0.6%
Merck-Lumira	2.8%
Merck-Lumira B	0.4%
Lumira Ventures III GP, L.P.	3.5%
Lumira III GP Inc.	3.5%
Lumira III GP Holdings Co.	3.5%
Lumira IV GP 2020 Inc.	3.0%
Lumira Capital GP, L.P.	3.2%
Lumira GP Inc.	3.2%
Lumira GP Holdings Co.	3.2%
Lumira Mgmt	9.6%
Peter van der Velden	9.6%
Benjamin Rovinski	9.6%
Daniel Hetu	9.6%
Gerald Brunk	9.6%
Vasco Larcina	9.6%
Jacki Jenuth	9.6%

The percentage ownership was calculated based on a total of (i) 23,197,976 Common Shares outstanding as of January 25, 2024, as reported in the Issuer’s annual report on Form 10-K filed on January 29, 2024, (ii) the aggregate 20,000,000 Common Shares issued in the Private Placement, and (iii) the number of Common Shares issuable upon the exercise of the Warrants held by each Reporting Person (as disclosed in footnote 2 of each Reporting Person’s cover page).

Number of shares as to which such person has:

(i)          Sole power to vote or to direct the vote:
Lumira III	0 Common Shares
Lumira III Int’l	0 Common Shares
Lumira IV	0 Common Shares
Lumira IV Int’l	0 Common Shares
Merck-Lumira	0 Common Shares
Merck-Lumira B	0 Common Shares
Lumira Ventures III GP, L.P.	0 Common Shares
Lumira III GP Inc.	0 Common Shares
Lumira III GP Holdings Co.	0 Common Shares
Lumira IV GP 2020 Inc.	0 Common Shares
Lumira Capital GP, L.P.	0 Common Shares
Lumira GP Inc.	0 Common Shares
Lumira GP Holdings Co.	0 Common Shares
Lumira Mgmt	0 Common Shares
Peter van der Velden	0 Common Shares
Benjamin Rovinski	0 Common Shares
Daniel Hetu	0 Common Shares
Gerald Brunk	0 Common Shares
Vasco Larcina	0 Common Shares
Jacki Jenuth	0 Common Shares

(ii)          Shared power to vote or to direct the vote:
Lumira III	1,456,735 Common Shares
Lumira III Int’l	48,472 Common Shares
Lumira IV	1,031,952 Common Shares
Lumira IV Int’l	248,058 Common Shares
Merck-Lumira	1,222,989 Common Shares
Merck-Lumira B	173,647 Common Shares
Lumira Ventures III GP, L.P.	1,505,207 Common Shares
Lumira III GP Inc.	1,505,207 Common Shares
Lumira III GP Holdings Co.	1,505,207 Common Shares
Lumira IV GP 2020 Inc.	1,280,010 Common Shares
Lumira Capital GP, L.P.	1,396,636 Common Shares
Lumira GP Inc.	1,396,636 Common Shares
Lumira GP Holdings Co.	1,396,636 Common Shares
Lumira Mgmt	4,181,853 Common Shares
Peter van der Velden	4,181,853 Common Shares
Benjamin Rovinski	4,181,853 Common Shares
Daniel Hetu	4,181,853 Common Shares
Gerald Brunk	4,181,853 Common Shares
Vasco Larcina	4,181,853 Common Shares
Jacki Jenuth	4,181,853 Common Shares

CUSIP No. 29286M105	Page 25 of 27 Pages
(iii)          Sole power to dispose or to direct the disposition of:
Lumira III	0 Common Shares
Lumira III Int’l	0 Common Shares
Lumira IV	0 Common Shares
Lumira IV Int’l	0 Common Shares
Merck-Lumira	0 Common Shares
Merck-Lumira B	0 Common Shares
Lumira Ventures III GP, L.P.	0 Common Shares
Lumira III GP Inc.	0 Common Shares
Lumira III GP Holdings Co.	0 Common Shares
Lumira IV GP 2020 Inc.	0 Common Shares
Lumira Capital GP, L.P.	0 Common Shares
Lumira GP Inc.	0 Common Shares
Lumira GP Holdings Co.	0 Common Shares
Lumira Mgmt	0 Common Shares
Peter van der Velden	0 Common Shares
Benjamin Rovinski	0 Common Shares
Daniel Hetu	0 Common Shares
Gerald Brunk	0 Common Shares
Vasco Larcina	0 Common Shares
Jacki Jenuth	0 Common Shares

(iv)          Shared power to dispose or to direct the disposition of:
Lumira III	1,456,735 Common Shares
Lumira III Int’l	48,472 Common Shares
Lumira IV	1,031,952 Common Shares
Lumira IV Int’l	248,058 Common Shares
Merck-Lumira	1,222,989 Common Shares
Merck-Lumira B	173,647 Common Shares
Lumira Ventures III GP, L.P.	1,505,207 Common Shares
Lumira III GP Inc.	1,505,207 Common Shares
Lumira III GP Holdings Co.	1,505,207 Common Shares
Lumira IV GP 2020 Inc.	1,280,010 Common Shares
Lumira Capital GP, L.P.	1,396,636 Common Shares
Lumira GP Inc.	1,396,636 Common Shares
Lumira GP Holdings Co.	1,396,636 Common Shares
Lumira Mgmt	4,181,853 Common Shares
Peter van der Velden	4,181,853 Common Shares
Benjamin Rovinski	4,181,853 Common Shares
Daniel Hetu	4,181,853 Common Shares
Gerald Brunk	4,181,853 Common Shares
Vasco Larcina	4,181,853 Common Shares
Jacki Jenuth	4,181,853 Common Shares

 (c) The response to Item 3 of this Amendment No. 1 is incorporated by reference herein. Except as set forth in this Amendment No. 1, the Reporting Persons have not effected any transactions with respect to the Common Shares during the past 60 days.

(d)-(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows.

Exhibit No.	Description

4	Form of Subscription Agreement, dated February 13, 2024 (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the SEC on February 14, 2024).

CUSIP No. 29286M105	Page 26 of 27 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 21, 2024
LUMIRA VENTURES III, L.P.
By: Lumira Ventures III GP, L.P.
Its General Partner
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES III (INTERNATIONAL), L.P.
By: Lumira Ventures III GP, L.P.
Its General Partner
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES IV, L.P.
By: Lumira IV GP 2020 Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES IV (INTERNATIONAL), L.P.
By: Lumira IV GP 2020 Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

MERCK LUMIRA BIOSCIENCES FUND, L.P.
By: Lumira Capital GP, L.P.
Its General Partner
By: Lumira GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

MERCK LUMIRA BIOSCIENCES FUND (QUÉBEC), L.P.
By: Lumira Capital GP, L.P.
Its General Partner
By: Lumira GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

LUMIRA VENTURES III GP, L.P.
By: Lumira III GP Inc.
Its General Partner

	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	Chief Financial Officer

CUSIP No. 29286M105	Page 27 of 27 Pages
LUMIRA III GP INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA III GP HOLDINGS CO.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA IV GP 2020 INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA CAPITAL GP, L.P.
By: Lumira GP Inc.
Its General Partner

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA GP INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA GP HOLDINGS CO.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

LUMIRA CAPITAL INVESTMENT MANAGEMENT INC.

By:	/s/ Vasco Larcina
Name:	Vasco Larcina
Title:	Chief Financial Officer

/s/ Peter van der Velden
Name:	Peter van der Velden

/s/ Benjamin Rovinski
Name:	Benjamin Rovinski

/s/ Daniel Hetu
Name:	Daniel Hetu

/s/ Gerald Brunk
Name:	Gerald Brunk

/s/ Vasco Larcina
Name:	Vasco Larcina

/s/ Jacki Jenuth
Name:	Jacki Jenuth